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Exhibit 99.5

        BOOKHAM
TECHNOLOGY

Reincorporation in the United States

        San Jose, California—September 10, 2004: Bookham, Inc ("Bookham") is pleased to announce the successful completion today of the company's change of domicile to the United States. The company believes this move represents a natural next step in its strategy for building on its position as a leading supplier of optical components and subsystems.

        The company is now headquartered in San Jose, California and listed on the NASDAQ National Market, under the ticker symbol "BKHM". The common stock of Bookham will begin trading on the NASDAQ National Market at 9.00am (New York time) today. Further information on Bookham can be found at its new web site www.bookham.com, launched to reflect the move to the United States.

        —ends—

        For further information, please contact:

        Sharon Ostaszewska: +44 (0) 1235 837000

        Bookham, Inc (NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical components, modules and subsystems. The company's optical components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In 2003, the company acquired Ignis Optics, Inc. and the business of Cierra Photonics Inc. In March 2004, the company completed the acquisition of New Focus, Inc. In June 2004, the company acquired Onetta, Inc. The company has manufacturing facilities in the UK, US, Canada, China and Switzerland; and offices in the UK, US, France, Italy, and China; and employs approximately 2000 people worldwide.

        More information on Bookham, Inc is available at www.bookham.com

        Bookham is a registered trademark of Bookham Technology plc.

        Any statements in this announcement about the future expectations, plans or prospects of Bookham, including statements regarding expectations with respect to the timetable for completing the Scheme, as well as other statements containing the words "believe", "plan", "anticipate", "expect", "estimate", "will" and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the ability to consummate the Scheme in the expected timeframe and other factors described in Bookham's Annual Report on Form 20-F for the year ended December 31, 2003. The forward-looking statements included in this announcement represent Bookham's view as of the date of this release. Bookham anticipates that subsequent events and developments will cause Bookham's views to change. However, Bookham disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. Those forward-looking statements should not be relied upon as representing Bookham's views as of any date subsequent to the date of this announcement.

www.bookham.com	Thinking Optical Solutions

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Reincorporation in the United States